Exhibit 21

Subsidiaries of Novatel Wireless, Inc.	State or Other Jurisdiction of Incorporation or Organization
Novatel Wireless Technologies, Ltd.	Alberta, Canada
Novatel Wireless Solutions, Inc.	Delaware